June 7, 2021

Dear Fellow Shareholder,

Legion Partners Asset Management, LLC (together with its affiliates, "Legion Partners" or "we") and the other participants in its solicitation beneficially own approximately 5.9% of the outstanding common shares of Genesco, Inc. (NYSE: GCO) ("Genesco" or the "Company"), making us one of the Company's largest shareholders. We believe our interests are squarely aligned with yours.

We are asking you to vote on the <u>**WHITE**</u> **proxy card** to elect our four highly-qualified and independent candidates – Marjorie L. Bowen, Margenett Moore-Roberts, Dawn H. Robertson and Hobart P. Sichel – to Genesco's nine-member Board of Directors (the "Board") at this year's Annual Meeting of Shareholders (the "Annual Meeting") on July 20, 2021. While Genesco claims that it has sufficiently refreshed its Board in recent weeks, we contend that shareholder-driven change is still needed in order put the Company on a viable path to sustainable value creation. Genesco's self-directed refresh failed to replace long-tenured directors such as Matthew C. Diamond, who has been on the Board for 20 years and currently serves as both Lead Independent Director and Chair of the Nominating and Corporate Governance Committee. The Company's refresh has also resulted in the addition of at least one new director with close ties to a current insider and another with close ties to the Nashville area, where the Company's headquarters are located. These connections make us skeptical about the independence of the new additions advanced by Mr. Diamond and the other long-tenured directors we are seeking to replace.

In stark contrast, our unaffiliated nominees have fresh perspectives and open minds. They also collectively possess impressive corporate governance acumen, diversity and inclusion insight, retail expertise, strategic planning and turnaround knowhow, and transaction experience. We view these as the attributes and skills Genesco needs in its boardroom after more than a decade of stagnation and underperformance.

As this election contest unfolds, we expect that Genesco will try anything to divert attention away from the Company's insular culture and history of poor performance. The Company has already disclosed that it plans to spend an astounding $8.5 million to fight us following its decision to derail good faith settlement discussions, during which we conveyed a willingness to settle for just one Board seat if Mr. Diamond would have stepped off the Board by next year. We urge you to see through the smokescreen and instead focus on two core questions:

1. Will Genesco benefit from shareholder-driven change in the boardroom?
2. Are Legion Partners' four director candidates the right change agents?

We are confident that the answer is "yes" to both questions.

Legion Partners Believes Genesco's Long History of Poor Returns Underscores That Shareholder-Driven Change is Needed in the Boardroom

We urge all shareholders not to be misled by Genesco's contention that its current strategy is viable simply because the Company's share price is up 150% over the past 12 months. We believe an objective analysis reveals that this performance is simply the result of how drastically Genesco underperformed both before and during the pandemic. Like many other retailers, Genesco and its brands have benefited over the past two quarters from delayed consumer purchases, pent-up demand and unprecedented federal stimulus. Banking on these tailwinds going forward, however, is by no means a viable strategy.

The following chart depicts the Company's share performance from December 31, 2019 through April 9, 2021, which we view as a far more relevant and telling period. Genesco's shares appreciated a mere 2%, whereas a representative peer group delivered a 52% return. Clearly, there are structural issues holding Genesco back if peers and competitors are blowing the Company away in terms of share price performance.



Source: Capital IQ (as of 04/09/2021). GCO share price and indices are indexed to $100 as of 12/31/2019 for comparison purpose
(1) Peer Group includes BOOT, DBI, FL, SCVL, CAL, DKS, HIBB, WWW, CROX, DECK, SHOO, SKX

Stepping back, it is just as important to recognize that Genesco has chronically underperformed its peers and relevant indices over an array of near-term, mid-term and long-term horizons. Underperformance is nothing new at Genesco, as the four directors we are seeking to replace can likely attest.

Share Price Performance
(Total Shareholder Returns Include Dividends)

	Pre-COVID to Present	1 Year	3 Year	5 Year	10 Year
Genesco Inc.	2%	151%	10%	(28%)	21%
Peer Group (1)	52%	205%	127%	243%	236%
ISS Peer Group (2)	47%	192%	61%	108%	82%
S&P 1500 Footwear Index (3)	34%	62%	100%	136%	499%
S&P 500	31%	50%	67%	122%	282%
Russell 2000 Index	37%	82%	54%	119%	206%
Genesco Relative Performance:					
Peer Group (1)	(50%)	(54%)	(117%)	(271%)	(214%)
ISS Peer Group (2)	(46%)	(40%)	(51%)	(136%)	(61%)
S&P 1500 Footwear Index (3)	(33%)	89%	(90%)	(164%)	(478%)
S&P 500	(29%)	101%	(57%)	(150%)	(260%)
Russell 2000 Index	(35%)	69%	(44%)	(147%)	(185%)

Source: Company SEC Filings, Capital IQ as of 04/09/2021 (Pre-COVID date of 12/31/2019)
(1) Peer Group includes BOOT, DBI, FL, SCVL, CAL, DKS, HIBB, WWW, CROX, DECK, SHOO, SKX
(2) ISS Peer Group includes ANF, GES, SCVL, BKE, CROX, HIBB, SHOO, ZUMZ, ANF, CAL, DBI, URBN, CHS, EXPR, PLCE, WWW
(3) S&P 1500 Footwear Index includes CROX, DECK, NKE, SKX, SHOO, WWW

<u>In Light of Genesco's Flawed Boardroom Refresh, Legion Partners Believes Electing its Director Candidates is Critical</u>

In our May 24th open letter, we explained how Genesco's partial refresh – on the heels of our nomination – was inadequate and will not break the Company's culture of entrenchment, self-interest and underperformance. Our conviction has only grown deeper after closely examining the Company's three hand-picked directors:

- **Angel Martinez** and Genesco's interim Chief Financial Officer Thomas A. George previously worked together in the c-suite at Deckers Outdoor Corporation ("Deckers"), leading us to question how authentic the Company's search process was. During Mr. Martinez's time running Deckers, he faced considerable investor criticism. Shareholder Marcato Capital noted it had "concerns" that were "supported by a review of Deckers' history of underperformance, which is not the result of one-off events beyond the Company's control, but is instead attributable to years of poor decision making and operational neglect, highlighted by a failed retail expansion strategy, runaway corporate expenses, and wasteful capital allocation."[1] These issues are similar to those that have plagued Genesco for years. Mr. Martinez also drew the ire of Marcato Capital when he decided to run for Mayor of Santa Barbara while still serving as Chairman of Deckers and purportedly presiding over a critical strategic review process.

- **Greg Sandfort** is a prominent member of the greater Nashville area, where the Company's headquarters are located, and the Board's selections have historically been biased. Currently, three other directors come from the Nashville area. We also have concern about Mr. Sandfort's apparent history of altering his credentials, particularly his educational background. Some of his biographies note he "studied" at the University of Louisville while others indicate he earned a "B.S." in business administration and science.[2]

- **Mary Meixelsperger** seems to have very little success in the retail sector in her background. She spent the bulk of her career at ShopKo Holding Company, LLC before this store chain's parent ultimately filed for bankruptcy and then had a very short stint of less than 26 months at Designer Brands, Inc. (NYSE: DBI) before quitting to pursue her current job working at an automotive servicing business.[3]

Given these facts, we do not see how shareholders can have confidence that the Board's reactive eleventh-hour refresh will be sufficient to improve Genesco's culture and performance. It appears obvious to us that the refresh was orchestrated in an attempt to avoid facing shareholder-nominated candidates in a genuine election and to preserve the status-quo. However, we consider maintaining the status quo atop the Company to be the biggest threat to long-term value.

This is why we are seeking to replace Mr. Diamond as well as incumbent directors Joanna Barash, Thurgood Marshall, Jr. and Kevin McDermott. **These four directors have been on the Board for an average tenure of 11 years and, in our view, do not have the backgrounds and skills needed to help transform Genesco at this pivotal moment in the retail cycle.**

- **Matthew C. Diamond** has served on the Genesco Board for 20 years and while the Board notes "his knowledge of digital media and direct marketing," the reality is that the digital penetration of Genesco is very far behind its peers. Mr. Diamond's own career running Defy Media LLC and Alloy, Inc. (formerly Nasdaq: ALOY) is littered with lawsuits that allege failure to pay, breach of fiduciary duties and fraud claims. Given the concerning incidents that have occurred during Mr. Diamond's career, as well as the glaringly consistent underperformance he has presided over as a director for more than two decades, we do not believe he is fit to serve on the Board and hold the role of the Lead Independent Director.

- **Thurgood Marshall Jr.** has served as a career lawyer and lobbyist at a firm Genesco has used as outside legal

1 The Independent, "Deckers' Investors Worry Over Martinez's Mayoral Run," August 24, 2017.
2 PR Newswire, "Marcato Sends Letter To Deckers Board Of Directors," June 27, 2017.
3 See Tractor Supply, Co. submission for Stevie Award (https://stevieawards.com/aba/tractor-supply-co-inc-brentwood-tn) and The Nashville Business Journal's January 2015 issue (https://www.bizjournals.com/nashville/print-edition/2015/01/16/the-boss-greg-sandfort-tractor-supply-co.html).

counsel in the past and has been on the Company's Board for 9 years.[4] Mr. Marshall has no other retail experience and serves on the board of CoreCivic Inc., an operator of private prisons with former Genesco Chairman and Chief Executive Officer Robert J. Dennis. For four straight years, from 2017 to 2020, Institutional Shareholder Services recommended CoreCivic shareholders withhold votes for Mr. Marshall citing material governance failures. This track record is deeply concerning to us given the governance failures we see at Genesco.

● **Joanna Barsh** has served on the Genesco Board for nearly eight years, has no retail experience and previously worked as a consultant at McKinsey & Company. McKinsey & Company is the same firm where Mimi E. Vaughn (current Chairman and Chief Executive Officer), Robert J. Dennis (former Genesco Chairman and Chief Executive Officer) and Parag D. Desai (current Genesco Chief Strategy and Digital Officer) all previously worked. As Chair of the Board's Compensation Committee, Ms. Barsh has overseen a compensation structure that we believe is not aligned with shareholders and has provided increasing payouts for declining performance. During her first year as the Chair of the Compensation Committee, Ms. Barsh approved $13.1 million in payouts to Genesco's top five executives in 2020, the highest amount since 2014, when operating profit was around half of the 2014 level.

● **Kevin P. McDermott** has served on the Genesco Board for five years and was previously an accountant at KPMG. Mr. McDermott's only other public board experience at Daktronics Inc., a producer of digital displays and scoreboards, does not inspire confidence as the company has performed poorly with a total shareholder return of -33% during his tenure. Mr. McDermott has no retail experience and before his retirement from KPMG, was the Chief Audit Executive for Pinnacle Financial Partners, where long-tenured director Marty Dickens, who only recently agreed to step down from the Board after our nomination, also serves as a director.

Not only do these long-tenured directors remain in leadership positions on the Board, but when coupled with the Company's combined Chairman and Chief Executive Officer roles, we fear that management will continue to not be adequately held accountable for the Company's prolonged underperformance.

Name	Age	Merchandising	Retail Operations	Marketing / Customer Experience	ESG	Tech / Digital	Turnaround Experience	CEO	Capital Markets	Other Public Boards	Tenure / Relative TSR (1)
Joanna Barsh, *Chair of Compensation Committee*	68				✔						8 Years *(176%)*
Matthew C. Diamond, *Lead Independent Director and Chair of Nominating and Governance Committee*	52			✔		✔		✔			20 Years *(3,446%)*
Thurgood Marshall, Jr. *Member of Compensation Committee*	64				✔					CXW	9 Years *(258%)*
Kevin P. McDermott, *Chair of Audit Committee*	67								✔	DAKT	5 Years *(279%)*

Source: Company SEC Filings, Capital IQ as of 04/09/2021
(1) Represents GCO's Relative TSR over each incumbent director's tenure vs. Peer Group. Peer Group includes BOOT, DBI, FL, SCVL, CAL, DKS, HIBB, WWW, CROX, DECK, SHOO, SKX. Assumes that Matthew C. Diamond and Thurgood Marshall, Jr. were appointed on January 1st in their year of appointment due to lack of detailed information

We believe our four nominees, each of whom are highlighted below, outmatch the incumbent directors across every important measure. Of note, our slate is armed with significant turnaround expertise, customer experience

4 Genesco Definitive Proxy Statement, May 15, 2020. (https://www.sec.gov/Archives/edgar/data/0000018498/000119312520143234/d896613ddef14a.htm)

and marketing skills, which will be absolutely necessary to facilitate an enduring turnaround for all shareholders and stakeholders.

Name	Age	Merchan-dising	Retail Operations	Marketing / Customer Experience	ESG	Tech / Digital	Turnaround Experience	CEO	Capital Markets	Public Boards Served
Marjorie L. Bowen	56				✔		✔		✔	SQBG, NAVI, GCO, SHOR, HNSN, DUNR, CTRC, GLAH, TLB, TXI
Margenett Moore-Roberts	50			✔	✔	✔				
Dawn H. Robertson	65	✔	✔	✔			✔	✔		ASX: SPT
Hobart P. Sichel	56		✔	✔		✔	✔		✔	

It is important to stress that revitalizing Genesco is not a short-term initiative for Legion. Shareholders cannot expect to bring about a new day at Genesco without putting the right new directors in the boardroom. We learned firsthand from our previous engagement with the Company that a mere push in the right direction is not enough to keep this Board moving toward long-term value creation.

Our goal now is to elect four nominees who can help unlock enduring value for all shareholders and stakeholders, including operating company employees and customers. This is why we purposefully recruited a slate with a unique blend of industry knowledge, marketing acumen, diversity and inclusion and governance experience, and capital markets backgrounds. We wanted to put forward the right directors who can help propel Genesco forward at this key moment in time.

After taking into account the facts and information we have laid out, please once again consider the two critical questions that will define this contest:

1. Will Genesco benefit from shareholder-driven change in the boardroom?
2. Are Legion Partners' four director candidates the right change agents?

We feel the answers to both questions should be clear after considering where Genesco has been, where Genesco is today and where Genesco is likely to head if seemingly misaligned directors continue to control the fate of your investment. We encourage all shareholders seeking to protect their investment to vote on the **WHITE** **proxy card** for our full slate. If you have any questions or require assistance as you consider how to vote, please contact our proxy solicitor (Kingsdale Advisors) through the enclosed instruction form.

Sincerely,

Chris Kiper
Managing Director
Legion Partners Asset Management

Ted White
Managing Director
Legion Partners Asset Management